Exhibit 99.2

News release…

Date: 27 October 2006
Ref: PR500g

Rio Tinto increases capital management programme to US$7 billion

Rio Tinto has announced today that it will increase its capital management programme to US$7 billion. This is US$3 billion more than the previously announced capital management programme for 2006 and 2007 of US$4 billion. The additional cash return will be made through the buyback of shares between now and the end of 2007.

Rio Tinto’s finance director Guy Elliott said, “In today’s favourable markets, the Group’s high quality assets are generating record cash flows. This allows us to make substantial investments in the growth of the business and to return cash to shareholders. Our balance sheet remains strong, and we are pleased to make this increase in our capital management programme. Of course the programme remains subject to market conditions.”

Under the current US$4 billion capital management programme, US$1.5 billion was returned to shareholders on 6 April 2006 in the form of a special dividend. Of the remaining US$2.5 billion of that programme, US$1.9 billion has been returned to shareholders through the buyback of Rio Tinto plc shares in the London market, leaving an outstanding balance of US$600 million to be completed.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885